September 27, 2007

Mail Stop 4561

VIA U.S. Mail and Fax 714-241-8979

Ms. Marie M. May
Chief Financial Officer
Homelife, Inc.
1503 South Coast Drive, Suite 204
Costa Mesa, CA 92626

Re: Homelife, Inc.
        Form 10-KSB for the year ended May 31, 2005
        File No. 000-30424

Dear Ms. May:

        We have completed our review of your Form 10-KSB and have no further comments at this time.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief